NOVAWEST

NovaWest Resources Inc.

BEST AVAILABLE COPY

RECEIVED

2008 JAN 23 A 5:15

News Release

PROCESSED

JAN 2 8 2008

THOMSON FINANCIAL

08000341

For Immediate Release

SUPPL

RADIOMETRIC AIRBORNE UPDATE CENTER URANIUM PROJECT - QUEBEC

Vancouver, BC - Tuesday, January 8th 2008, 12:00 p.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), is pleased to announce that the second phase of the Company's Radiometric/Mag/EM Airborne Survey is now underway. In late December 2007, 539.2 kms of the planned survey were completed prior to shut-down for the holiday season. Weather permitting; the remainder of the survey will now be completed, starting today. The helicopter-borne survey is being flown over the Company's 100% owned 265 claim, 31,088 acres (12,500 hectares), Centre Uranium Property. The property is situated in the historic Chibougamau mining camp, Quebec. Once the Airborne survey is completed and pending assay results from earlier surface exploration have been received and analyzed, Novawest's geological team will blend the data for an overall analysis of the project.

Novawest has also now acquired additional claims to be included in the Centre Uranium Project.

New maps of Novawest's extensive Chibougamau interests will be available for viewing at the Company's booth at the upcoming Cambridge Mining Conference Show in Vancouver on January 20th and 21st, 2007. After the show limited hard copies will be available via mail. To receive your copy of one of Novawest's new Chibougamau maps, e-mail your request with name and mailing address to novawest@novawest.com or fax your request to 604-683-8903.

Novawest invites the public to visit its upcoming **"NEW"** website starting January 9th, 2008 at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

END

"Patrick D. O'Brien"

Patrick D. O'Brien – President

S.E.C Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1600, The Bower Building, 543 Granville Street, *Vancouver, British Columbia* Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • *www.novawest.com* • novawest@novawest.com